

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Dan Valladao
5422 Carrier Drive, Suite 309
Orlando, Florida 32819

> **Re: GreenCell, Incorporated**
> **Amendment no. 2 to Registration Statement on Form S-1**
> **Filed July 21, 2010**
> **File No. 333-167147**

Dear Mr. Valladao:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 3

1.   We note your responses to prior comments 2 and 26; however, it remains unclear what you plan to do. For example:

- If you plan to develop an entire fuel cell and brake pad, your business description later in the document should explain how you have rights to the technology for that entire product and the status of your development of that entire product.

- If, instead, you plan to develop only a component of those products, you should revise your document to remove the implication that you will develop the entire product and instead describe clearly the component that you plant to develop. Summarize here using concrete, everyday words, what you expect that component to do. In the balance of your prospectus, your industry and competition disclosure should focus on that component and disclose in clear and understandable language what you developed to date and what remains to be developed.

- If the registrant's role is marketing and third-party arrangements while your major stockholder will develop and manufacture the product as you suggest in the "Business" paragraph on page 22, please say so clearly in the prospectus summary and focus on that role in the balance of your prospectus. Also explain the nature of the third-party arrangements that you will seek.

We face intense competition, page 11

2.   With a view toward clarification of your disclosure added in response to prior comment 4, please tell us why fuel cells have not yet achieved widespread acceptance in the markets you are targeting. Also revise your disclosure on page 22 to explain the status of the development of the hydrogen fuel cell industry and the material hurdles it faces.

We do not intend to file a registration statement on Form 8-A…, page 11

3.   Your revisions in response to prior comment 8 do not address the issues raised in the penultimate bullet point of the comment. Therefore we reissue that bullet point.

4.   It is unclear why you believe that your intention to not file an Exchange Act registration statement affects a shareholder's ability to vote. Please revise.

There are potential conflicts of interest between us and our officers…, page 12

5.   We note your response to our prior comment 9. Please revise the last bullet point to clarify how the employment agreements you entered into cause your officers to have interests that conflict with the shareholders.

6.   Please expand your response to prior comment 9 to clarify why you believe a major shareholder with an interest in your gross sales may not have a conflict with common shareholders who may have other interests, such as net income or cash flow.

7.   We reissue prior comment 10. It is unclear how your shareholders were able to transfer restricted shares without registration under the Securities Act. Please tell us whether you believe you originally issued restricted shares to those transferring shareholders, how you enforced those restrictions, the extent to which you facilitated the subsequent transfer, and the authority on which you relied to conclude that the transfer or restricted securities was exempt from registration. Also tell is whether the transferee securities were restricted and whether the transferee retains the securities; we note for example that your table on page 17 indicates that John Schoene now owns 75,000 shares even though you disclose on page 15 that Byrd transferred 200,000 shares to him.

<u>Selling Security Holders, page 15</u>

8. The issue raised in prior comment 13 requires a significantly more extensive factual analysis than you provided in your response. Therefore, we reissue the comment. See Securities Act Forms Compliance & Disclosure Interpretation 214.02 available on the Commission's web site.

9. Your response to prior comment 14 appears to indicate that the securities were issued for services relating to creating a market for your securities. We note your statements that you provided securities for services such as preparation of the S-1, working with professionals in the "going public process," "Form 15c2-11 application" and similar activities related to creating public market for your securities. Therefore, the effect of these facts should be included in your analysis requested by prior comment 13. If these transactions are part of your efforts to create a public market for your securities, it is unclear why you believe that the transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

10. From your response to prior comment 15, it remains unclear why you believe that the unregistered transaction in which you issued shares to the consultants is complete given that the consultants have not yet provided all the services that they owe you. Please clarify. In your expanded response, tell us:
    *   whether you owe any other consideration in exchange for the remaining services that you will receive from the consultants under your agreements, and
    *   what remedies would be available to you under applicable law if the consultants do not provide the services that they agreed.
    Also, if you issued shares without any right to receive the services in exchange, please add appropriate risk factors.

11. Please expand your response to prior comment 17 to disclose the date that you issued the shares being offered.

12. We reissue the last sentence of prior comment 19 because your response does not indicate how the members of each related group do not at least indirectly share voting or investment power relating to the shares held in the name of the other members of the group; thus, it remains unclear how each member of a related group does not have beneficial ownership of the shares held in the name of the other members of the group, given the definition of beneficial ownership in Rule 13d-3.

13. Please expand the penultimate sentence of your response to prior comment 19 to clarify why Doug Nagel does not at least have indirect voting or investment control of your shares held in the name of General Automotive given the percentage of General Automotive shares that he holds. Please advise.

Description of Securities, page 20

14.   Please expand your disclosure added in response to prior comment 21 to state the month, day and year in which the holding period expires. Also, ensure that you have addressed the comment as it applies to all of your outstanding securities.

SenCer's and General Automotive's Business, page 22

15.   Please reconcile the scope of your business described in the first paragraph here and in the "Licenses/Royalties" paragraph on page 30. Also, please tell us with a view toward disclosure, the extent to which SenCer and its other licensees can compete with you.

Prior Joint Venture Agreement…, page 22

16.   Please revise to clarify what technology was the subject of the prior joint venture if it was not the "igniter" technology as you indicate.

Igniter Development, page 24

17.   Please reconcile your statement in your response to our prior comment 25 that you will develop your technologies and products yourself with your statement on page 24 that "SenCer develops the technologies for [y]our products and develops the products themselves" and "SenCer has already established a research facility and manufacturing capability; accordingly there is no need to duplicate this."

18.   Please reconcile your disclosure that you will have a research contract with SenCer including a pre-budgeted plan and milestones with your disclosure in the first sentence of the next subsection that you are on track with the milestone achievements.

19.   We note your response to our prior comment 27 and reissue our comment. We note that you state that you completed the synthesis of the conductive compounds and substrate materials. How did you develop the rest of your igniter?

Task 1. Igniter Development and Testing (CERIS), page 24

20.   We note your statement you are on track to complete initial prototypes by the last week of July 2010. Please revise to clarify if these prototypes are prototypes of the conductive layers or if they are prototypes of full igniters.

Phase 1 Work Scope – (CERIS) Igniter, page 25

21.   We note your response prior comment 30. For previously disclosed deadlines that you did not meet, please say so and disclose the reasons why you did not meet the goals.

Also, please update the "by August 2010" and "last week of July 2010" disclosure on page 24. If you did not achieve these goals, please say so and disclose why not.

Continued Product Development, page 26

22.   Please clarify how reversing an oxygen sensor could create a fuel cell and how adding an insulator or conductor will create a brake.

Competition, page 27

23.   We note your response to our prior comment 33. Please provide us with detailed information regarding the costing information provided to you from your discussions with competitors. Please also tell us how you have determined your own costs and how you have compared the costing information of your competitors with your own costs given that your products are still in development. Please also tell us how you have determined that your future products will be more effective than those currently used, given that you have not yet produced any products for commercial use.

Manufacturing, page 28

24.   The section of exhibit 10.3 that you cite in response to prior comment 35 does not appear to be an agreement for SenCer to manufacture products; therefore, we reissue the comment.

25.   Please tell us how your investment in manufacturing equipment mentioned in the revised first sentence of this section is consistent with Note 4 on page F-15. If you purchased additional equipment since the date of the financial statements, please tell us the specific nature of the equipment, the cost and the source of funds. Also tell us why your purchase of equipment for SenCer is not reported as a related-person transaction on page 39.

Governmental Regulation, page 30

26.   Please reconcile your response to prior comment 37 to the reference to the medical industry on page F-6. Also please reconcile all of the applications mentioned on page F-6 with the "Field of Use" mentioned in exhibit 10.9.

Material Agreements, page 32

27.   We note your response to our prior comment 41. Please also disclose the post-termination payments required by the employment agreements if the individuals' employments are terminated without cause or if the individuals terminate their employment agreements with good reason.

Joint Venture Agreement/ Amended Joint Venture Agreement…, page 32

28.   Please tell us which section of the joint venture agreement creates the obligation that you disclosed in response to prior comment 42. Please also disclose whether the agreement requires any party to take any steps to further develop or complete development of the products you mention in this prospectus.

Technology License Agreement, page 32

29.   From section 2 of exhibit 10.9, it appears that the license will not be granted until the Viability Confirmation Date; however, your disclosure in this section of the prospectus appears to indicate that the license has already been granted. Please reconcile; avoid merely copying definitions from your contracts into your disclosure, and instead explain the material terms of your contracts to investors. Also, please tell us where the agreement defines "Viability Confirmation Date" as you do in this section.

Plan of Operations, page 35

30.   Please clarify your response to prior comment 49. It remains unclear how to reconcile the amount and timing of your expenses mentioned in section 4.7 of exhibit 10.1 with your disclosure in this section of your prospectus. Also, in your revised disclosure, please clarify what you mean by the number of months "of Plan of Operations." Do you mean that the task will be completed in the disclosed number of months after you obtain the $1,300,000 financing? How is this disclosure consistent with your revisions on page 37 in response to prior comment 46 that you have sufficient capital to complete a working prototype of the igniter?

Contractual Obligations, page 37

31.   Please provide us objective support for your disclosure that you have reduced material costs compared to your competitors.

Transactions with Related Persons…, page 39

32.   We note your response to our prior comment 51. Please ensure that you file the related person agreements as exhibits. For example, please file the leased space agreement between you and SenCer and the original twelve month operating lease for temporary office space with Byrd and Company, LLC referenced on page 39.

33.   Please expand your disclosure added in response to prior comment 52 to identify the person who determined for you that the license was worth $215,000, the relationship of that person to you, the relationship of that person to SenCer, and the principle followed in determining that the license was worth $215,000.

34.   We note your disclosure on page 47 that you paid SenCer a monthly fee and that SenCer paid for your space and employees. Please tell us why these transactions are not described in this section. Also tell us which exhibits represent these transactions.

General Automotive, page 40

35.   Please expand your response to prior comment 55 to show us clearly how the disclosure in this section is reconcilable to the information in the most recent beneficial ownership table included in the General Automotive's filings with the Commission.

Penny Stock Considerations, page 40

36.   Your revisions in response to prior comment 56 did not address the language that was the subject of the comment; therefore, we reissue the comment. Please tell us with specificity the rule you are relying upon for your statement in the first sentence on page 41 regarding exemptions.

Security Ownership of Certain Beneficial Owners and Management, page 45

37.   We note your response to our prior comment 20. Please revise your footnote 2 to the table to disclose the identities of the natural persons with voting and dispositive power over the 10,750,000 shares owned by SenCer, Inc. Please also tell us how you have determined that Dan Valladao beneficially owns no shares of your company, given that he is a director of General Automotive. Please also tell us:

        • how you have determined that David Burt beneficially owns no shares of your company, given his ownership interest of 50% of SenCer, Inc. as discussed on page 12 and

        • how you have determined that Samuel Reeder beneficially owns no shares of your company given that he is a director of SenCer, Inc.

38.   Please expand your response to prior comment 60 to describe the financial condition of General Automotive and SenCer and analyze any risk that creditors might acquire an interest in their assets, including your shares that General Automotive and SenCer hold.

Executive Compensation, page 46

39.   We note your response to prior comment 60; however, it remains unclear how the amounts disclosed in the table as paid in the year ended March 31, 2010 are consistent with your employment agreements. Please revise or advise.

40.   We note your response to prior comment 61 and your revised disclosure following the Summary Compensation Table; however, Regulation S-K Item 402 requires disclosure of

all compensation earned by or paid to the named executive officers for all services to the registrant, regardless of whether the compensation was paid by the registrant or another person. Your disclosure appears to indicate that you have limited your disclosure to payments by the registrant and have excluded compensation for services to the registrant that may have been paid by General Automotive, SenCer or others. Please revise your disclosure to comply with all requirements of Regulation S-K Item 402.

Financial Statements, page F-1

41.   We note your response to our prior comment 64 where you indicate that you will update your financial statements on or before August 15, 2010. Please note that you are required to update your financial statements on or before August 12, 2010. Please refer to Rule 8-08 of Regulation S-X for guidance.

42.   We note from your response to our prior comment 65 that you do not consider the registrant and SenCer to be successor-predecessor as the latter has been in business for over ten years, developing, and marketing products that have nothing to do with the technology covered by the Technology License Agreement. However, we refer you to page 24 where you indicate that SenCer through several years of direct effort by Mr. David Burt had developed the initial igniter technology and tested several prototypes for temperature and ignition. Additionally, you state that after the transfer of this technology, the registrant "continued SenCer's development and prototype testing by perfecting the synthesis of the core compounds for final design and to test production techniques for these materials," which appears to represent a continuation of the same business although now conducted through another entity.

- As we note (i) that the majority owners of SenCer and their General Automotive affiliates own approximately 91.5% of the registrant, (ii) two out of the three directors of the registrant majority own SenCer, and (iii) based on your disclosure on page 39 and elsewhere in your filing you now share office and production space with SenCer all of which is used for research and development, and foot pilot/production, and this space is used for common purposes between the registrant and SenCer, clarify for us how you concluded that the historical financial statements of SenCer would not be meaningful to investors of the registrant and would not be required by Regulation S-X.

- We note from your disclosure on page 22 that apart from the technology related services that SenCer provides to the registrant, SenCer provides other corporations with ceramic composite manufacturing and contract research and development pertaining to composite applications. Please clarify for us if the rights to the aforementioned services and research and development activities transferred over to the registrant as part of your Joint Venture Agreement or Technology License Agreement. If not, please tell us how historically significant these other research and development activities are to SenCer as compared to the research and development activities associated with the technologies that now underline the Technology License Agreement. Please tell us if SenCer now holds or expects to hold patents and intellectual property other than those covered by the Technology License Agreement.

- Tell us who managed the operations of SenCer both before and after the Technology License Agreement between GreenCell and SenCer was signed and consummated. Identify for us and describe the function of those parties who served in both management groups.

- Tell us whether SenCer holds any assets and liabilities, including any patents, on its books as of March 31, 2010. We note from your disclosure on page 43 that SenCer's business has primarily focused on research and development of ceramic based materials and has earned revenues ranging from $100,000 to $350,000 since its inception in 1994. Please clarify for us if this is an annual or aggregate figure. Also, tell us SenCer's expenses incurred since its inception in 1994.

Notes to the Financial Statements, page F-6
Note 6. Stockholders' Equity, page F-16

43.   We recognize your response to comment 68. You indicate the value of the Technology License was equivalent to the agreed value of shares issued to founders SenCer and GA. It is not clear to us whether the established value represents SenCer's historical book value, as you did not respond fully to our comment. In this regard, please tell us SenCer's carrying historical book value of the technology that underlines the registrant's Technology License asset, before the date of the Technology License agreement. Also, if you did not use SenCer's historical book value in valuing the aforementioned Technology License asset, as stipulated in SAB Topic 5:G, please explain your basis for this conclusion.

Exhibits

44.   Given that you have not re-filed the exhibits as you mention in your response to prior comment 69, we reissue the comment.

Exhibit 10.4

45.   Please expand your response to prior comment 72 to provide us copies of the "Company profiles" mentioned in section 2.A.iv of this exhibit in the form that they were disseminated, as well as copies of any other information that the consultant disseminated regarding the registrant.

Exhibit 10.8

46.   Your response to prior comment 73 does not cite authority for omitting portions of this exhibit from your Edgar filing. Please file the compete exhibit.

Exhibit 23.1 Accountant Consent

47.   We note the following in your Exhibit 23.1 Consent of Independent Registered Public Accounting Firm:

·   The consent does not indicate that the accounting firm is consenting to the use of its report. Please revise accordingly.

·   The consent refers to "this Pre-Effective Amendment No 2 Form S-1 Registration Statement No. 333-167147 dated May 24, 2010." The use of the date of May 24, 2010 incorrectly implies that this is the date this registration statement was filed. Please use the correct filed date.

48.   Also, we note that the auditors' consent is dated June 29, 2010, but the file date of this registration statement is July 21, 2010. Please have your auditors currently date its consent using a date that is of close proximity to the date that the registration statement is filed.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo, Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

CC (by facsimile):   Frederick M. Lehrer, Esq. – Law Office of Frederick M. Lehrer P A